Of Counsel:
Fuller, Tubb, Bickford & Krahl	Thomas J. Kenan
Attorneys at Law	kenan@ftpslaw.com

May 27, 2008

Daniel H. Lloyd, CEO
Superior Oil and Gas Co.
844 South Walbaum
Calumet, OK 73014

Dear Mr. Lloyd:

I have reviewed the Form S-1 Registration Statement of Superior Oil and Gas Co. (Securities and Exchange Commission File No. ____________) covering the resale of 3,000,000 shares of its common stock Also, I have examined the applicable Nevada statutory provisions, rules and regulations underlying those provisions and applicable judicial and regulatory determinations. In my opinion, the shares offered for resale - whether sold earlier to the selling security holders or to be acquired through the exercise of warrants, were or will be legally issued, fully paid and non-assessable.

Sincerely,

/s/ Thomas J. Kenan

Thomas J. Kenan

Exhibit 5
Page 1 of 1 Page

201 Robert S. Kerr Avenue, Suite 1000, Oklahoma City, OK 73102
405.235.2575 ║ Fax 405.232.2384